Exhibit 99.1

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

13 November 2018

SCHEME DIVIDEND INDICATIVE TIMETABLE

As set out in the announcement dated 31 October 2018, in connection with the proposed recommended share-for-share merger (the “Merger”) of Barrick Gold Corporation (“Barrick”) and Randgold Resources Limited (“Randgold”), Randgold Shareholders are expected to be paid an interim dividend for the 2018 financial year of USD 2.69 per Randgold Share subject to the approval of the Randgold Board. An updated indicative timetable, including details relating to such dividend, is set out below.

Capitalised terms in this announcement, unless otherwise defined, have the meaning given to them in the Scheme Document dated 4 October 2018 relating to the Merger.

The following dates are indicative only and are subject to change:

Jersey Court Hearing	2.30 p.m. (Greenwich Mean Time) on 17 December 2018(1)

Declaration and announcement of Randgold dividend (assuming Scheme is sanctioned)	18 December 2018(1)

Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Randgold Shares	28 December 2018(1)

Last day for dealings in Randgold ADSs(2)	28 December 2018(1)

Suspension of dealings in and disablement in CREST of Randgold Shares	5.00 p.m. (Greenwich Mean Time) on 28 December 2018(1)(3)

Suspension of dealings in Randgold ADSs	4.00 p.m. (Eastern Time) on 28 December 2018(1)(3)

Scheme Record Time	6.00 p.m. (Greenwich Mean Time) on 28 December 2018(1)

Latest date for receiving GBP currency election form in respect of the Randgold dividend	6.00 p.m. (Greenwich Mean Time) on 28 December 2018(1)

Dividend record time (Randgold Shares)	6.00 p.m. (Greenwich Mean Time) on 28 December 2018(1)

Dividend record time (Randgold ADSs)	5.00 p.m. (Eastern Time) on 28 December 2018(1)

Effective Date of the Scheme	1 January 2019(1)(4)

Cancellation of listing of Randgold Shares on the main market of the London Stock Exchange	8.00 a.m. (Greenwich Mean Time) on 2 January 2019(1)

Cancellation of listing of Randgold ADSs on NASDAQ	9:30 a.m. (Eastern Time) on 2 January 2019

Issue of New Barrick Shares	9.00 a.m. (Eastern Time) on 2 January 2019(1)

Listing of New Barrick Shares on TSX and NYSE	9.30 a.m. (Eastern Time) on 2 January 2019(1)

New Barrick Shares registered through the DRS	Within 14 days of the Effective Date

Barrick CDIs credited to CREST accounts (in respect of Scheme Shares held in uncertificated form only)	Within 14 days of the Effective Date

Crediting of New Barrick Shares for Randgold ADS Holders	Within 14 days of the Effective Date

Despatch of statements of entitlement relating to New Barrick Shares held through DRS (in respect of Scheme Shares held in certificated form only) and payment of fractional entitlements	Within 14 days of the Effective Date

Payment of Randgold dividend to holders of Randgold Shares and Randgold ADSs	11 January 2019(1)

Latest date by which Scheme must be implemented	28 February 2019(5)

(1)	These dates are indicative only and will depend, among other things, on the date upon which: (i) the Conditions are satisfied or (where applicable) waived, (ii) the Jersey Court sanctions the Scheme, and (iii) the Scheme Court Order sanctioning the Scheme is delivered to the Registrar of Companies.

(2)	Transfers in ADSs to allow settlement of trading on 28 December 2018 will continue until 5.00 p.m. (Eastern Time) on 2 January 2019.

(3)	The suspension of dealings in and disablement in CREST of Randgold Shares will take place at 5.00 p.m. (Greenwich Mean Time) on 28 December 2018 and the suspension of dealings in Randgold ADSs will take place at 4.00 p.m. (Eastern Time) on 28 December 2018. This supersedes the statement set out in the announcement dated 7 November 2018 which stated that the suspension of dealings was to occur on 31 December 2018.

(4)	Assuming the conditions to the Merger are satisfied or, if applicable, waived, prior to such time, Randgold intends to deliver the Jersey Court Order to the Jersey Registrar for registration (which is a requirement of the Jersey Companies Law in order for the Scheme to become effective) on 1 January 2019, so that the Effective Date of the Scheme occurs on the first day of the next fiscal year of both Barrick and Randgold.

(5)	This is the latest date by which the Scheme may become effective unless Randgold and Barrick agree, and the Panel and, if required, the Jersey Court, permits, a later date.

All dates and times are based on Randgold’s and Barrick’s current expectations and are subject to change. If any of the key dates set out in the expected timetable change, an announcement will be made via a Regulatory Information Service.

Subject to the approval of the Randgold Board, dividends will be paid to Randgold Shareholders in US dollars other than to Randgold Shareholders who have in place with Randgold a current election to receive dividends in Sterling by 6.00 p.m. (Greenwich Mean Time) on 28 December 2018. Currency election forms are available on Randgold’s website at http://www.randgoldresources.com/2018-dividend and should be posted to the registrars in accordance with the instructions set out in the form. Randgold Shareholders who have elected to receive sterling dividends can also mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the divided mandate form which is available on Randgold’s website at http://www.randgoldresources.com/2018-dividend and posting it back to the registrars with the instructions set out in the form.

ENQUIRIES

Randgold
Chief Executive Mark Bristow	Financial Director Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com
CIBC (financial adviser to Randgold)

Neil Johnson	+44 20 7234 6000

Oliver Ward

Barclays (financial adviser and corporate broker to Randgold)

Paul Knight	+1 (416) 863 8900

Nishant Amin	+44 (0) 20 7623 2323

Andrew Tusa	+44 (0) 20 7623 2323

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities of Randgold in any jurisdiction in contravention of applicable law. Subject to the right of Barrick to implement the Merger by way of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the Merger will be implemented solely by means of the Scheme Document, which contains the full terms and conditions of the Merger including details of how to vote in respect of the Merger.

Please be aware that addresses, electronic addresses and certain other information provided by Randgold Shareholders, persons with information rights and other relevant persons for the receipt of communications from Randgold may be provided to Barrick during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c).

CIBC, which is supervised and regulated by the Office of the Superintendent of Financial Institutions in Canada and, in the UK, authorised by the PRA, subject to regulation by the FCA and limited regulation by the PRA, is acting exclusively as financial adviser to Randgold and for no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of CIBC or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to herein. Neither CIBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of CIBC in connection with this announcement, any statement contained herein, the Merger or otherwise.

Barclays, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Randgold and no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of Barclays or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither Barclays nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays in connection with any matter referred to in this announcement or otherwise.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. This announcement has been prepared for the purposes of complying with applicable English law, Jersey law, certain applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the UK and Jersey.

Copies of this announcement and formal documentation relating to the Merger will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Merger. If the Merger is implemented by way of Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Scheme Document and Randgold Shareholders are advised to read carefully the Scheme Document.

Cautionary note regarding forward-looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Merger, and other information published by Randgold contains statements which are, or may be deemed to be, “forward-looking statements” or “forward-looking information” under applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Randgold about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this announcement include statements relating to the timing of the Jersey Court Hearing, the payment of Randgold dividends and the sanction of the Scheme by the Jersey Court. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “is expected”, “is subject to”, “is intended”, “depend on”, or variations of such words and phrases or statements that certain actions, events or results “may” or “will” be taken, occur or be achieved. Although Randgold believes that the expectations reflected in such forward-looking statements are reasonable, Randgold can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

These factors include, but are not limited to: the ability to consummate the Merger; the ability to obtain requisite court approvals and the satisfaction of other Conditions on the proposed terms and schedule; the potential impact of this announcement or the consummation of the Merger on relationships, including with employees, suppliers, customers and competitors; future market conditions; changes in general economic, business and political conditions; the behaviour of other market participants; the anticipated benefits from the proposed transaction not being realised as a result of changes in general economic and market conditions in the countries in which Barrick and Randgold operate; weak, volatile or illiquid capital and/or credit markets, changes in tax rates, interest rate and currency value fluctuations; the degree of competition in the geographic and business areas in which Barrick and Randgold operate; changes in laws or in supervisory expectations or requirements; and the risk factors set out at Part 4 (Risk factors) of the Scheme Document and elsewhere in the Scheme Document. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither Randgold, nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including, but not limited to, under the Listing Rules and the Disclosure and Transparency Rules), Randgold is under no obligation, and Randgold expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section "Dealing disclosure requirements" are defined in the Code which can be found on the Takeover Panel's website.

Publication on Website

A copy of this announcement will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Randgold’s website at www.randgoldresources.com by no later than 12 noon (London time) on the business day following the date of this announcement in accordance with Rule 26.1(a) of the Code. The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

This announcement will also be available on SEDAR under Randgold’s profile at www.sedar.com and on EDGAR under Randgold’s profile at www.sec.gov.